UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

A Clean Slate, Inc.

(Name of Issuer)

Common Stock, par value $0.000001

(Title of Class of Securities)

(CUSIP Number)

Richard Astrom
1750 Osceola Blvd.
West Palm Beach, Florida 33409

(561) 899-3529

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 27, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert S. Goldman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 367,000,000(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 367,000,000(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 367,000,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 81.6%(2)
14.	Type of Reporting Person (See Instructions) IN

(1) Represents 367,000,000 shares of common stock held jointly by Robert S. Goldman and Rochelle S. Zandel.
(2) Based on 450,020,635 shares of common stock outstanding as of May 27, 2011

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Rochelle S. Zandel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 367,000,000(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 367,000,000(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 367,000,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 81.6%(2)
14.	Type of Reporting Person (See Instructions) IN

(1) Represents 367,000,000 shares of common stock held jointly by Robert S. Goldman and Rochelle S. Zandel.
(2) Based on 450,020,635 shares of common stock outstanding as of May 27, 2011

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.000001 par value per share (“Common Stock”) of A Clean Slate, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 1750 Osceola Blvd., West Palm Beach, Florida 33409.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed jointly by Robert S. Goldman (“Goldman”) and Rochelle S. Zandel (“Zandel”) (collectively, the “Reporting Person”).

(b)	The business address of the Reporting Person is c/o A Clean Slate, Inc., 1750 Osceola Blvd., West Palm Beach, Florida 33409.

(c)	Goldman is the president of the Issuer. Zandel is an investor. The principal business address of the Issuer is 1750 Osceola Blvd., West Palm Beach, Florida 33409.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired 367,000,000 shares (the “Shares”) of Common Stock of the Issuer as part of the reverse merger with Vigilant Document Services, LLC, a Florida limited liability company in connection with the merger (the “Merger”) between the parties pursuant that certain Agreement and Plan of Merger effective December 27, 2010 (the “Merger Agreement”), as amended on April 14, 2011 (the “Amendment”). The Merger Agreement and the Amendment were reported by the Issuer in a Form 8-K filed with the Securities and Exchange Commission on December 28, 2010 and April 15, 2011, respectively.

Item 4. Purpose of Transaction

Reporting Person acquired the Shares as a result of the Merger with the intent to obtain an ownership interest in the Issuer. Goldman is the President of the Issuer. The Reporting Person beneficially owns or may be deemed to beneficially own their Shares for investment purposes.

Inherent in his capacity as President of the Issuer, Goldman intends to participate in and influence the affairs of the Issuer. The Reporting Person also intends to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to the beneficial ownership of the Shares. The Reporting Person may in the future (a) acquire additional securities of the Issuer, through private purchases or otherwise, (b) dispose of all or a portion of their interest in the Issuer, through private negotiated sales to one or more purchasers or otherwise, or by gift or donation to family members, charitable organizations or third parties, or (c) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described below. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change his intention with respect to any or all of such matters.

Other than as described above, the Reporting Person does not have any current plans or proposals, beyond those already being undertaken or contemplated by the Issuer, relating to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of managers or management of the Issuer, including any plans or proposals to change the number or term of managers or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)

As of the date of this Schedule 13D, the Reporting Person (Robert S. Goldman and Rochelle S. Zandel, jointly) beneficially own 367,000,000 Shares, representing approximately 81.6% of the outstanding Shares (based on 450,020,635 Shares of the Issuer outstanding as of the date hereof).

(b)	The Reporting Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Shares.

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2011

/s/ ROBERT S. GOLDMAN
Robert S. Goldman

/s/ ROCHELLE S. ZANDEL
Rochelle S. Zandel